EXHIBIT 99.1

Antalpha Commits 6,052 XAU₮ Units to XAUE Protocol

SINGAPORE, April 24, 2026 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) ("Antalpha" or the "Company"), a leading institutional digital asset financing platform, today announced its participation in XAUE, a new protocol that enables yield generation on gold holdings by allowing tokenized gold to be deployed while maintaining full exposure to the underlying asset. Antalpha is committing 6,052 units of XAU₮ to the protocol, valued at approximately US$29 million based on the prior day’s gold benchmark price1.

Aurelion (NASDAQ: AURE), a subsidiary of Antalpha and the world's first NASDAQ-listed XAU₮ treasury company, is separately participating in the XAUE protocol.

Putting Gold to Work at Institutional Scale

Gold has historically served as a store of value but has remained largely static in its financial utility. XAUE introduces a structure through which tokenized gold can be deployed to generate returns while the tokenized gold retains full exposure to the underlying asset, enabling gold to be used more actively within liquid global financial systems.

Antalpha's Participation

Paul Liang, Chief Financial Officer of Antalpha, commented, “Gold remains a foundational asset in institutional portfolios, yet its inability to generate yield has long constrained its role in active capital management. Our participation in XAUE reflects a deliberate allocation decision, one that seeks additional liquidity via yield on gold and without compromising the custody standards and risk controls that institutional investors require. We view this as a responsible evolution in how gold can be deployed at scale.”

About Antalpha

Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about Antalpha's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha's filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Contact: ir@antalpha.com

1 Based on the LBMA PM Fix price of US$4719.15 per troy ounce as of April 23, 2026.